ORBIS

Warszawa , 2003-05-30


03022677

SUPPL

United States Securities
and Exchange Commission
Washington D.C. 20549
USA


SEC MAIL PROCESSING
RECEIVED
JUN 13 2003
WASH. D.C.
181
SECTION

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 11/2003.
Best regards

Krzysztof Gerula

Vice-President

PROCESSED
JUN 19 2003
THOMSON
FINANCIAL

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69

Current Report no 11/2003

The Management Board of "Orbis" S.A. hereby informs about the enlargement of the agenda of the General Assembly of Orbis S.A. Shareholders, notified in current report no 10/2003 , to include a new item which is to be numbered "11a", immediately preceding item 12, and shall be worded as follows: "11a. Changes in the composition of the Supervisory Board".